EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the years ended October 31, 2016 and 2015:

	Year Ended October 31
	2015	2016
Excluding Interest on Deposits	3.73	4.25
Including Interest on Deposits	2.13	2.22

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the years ended October 31, 2016 and 2015:

	Year Ended October 31
	2015	2016
Excluding Interest on Deposits	3.47	3.85
Including Interest on Deposits	2.07	2.13